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                                                              Exhibit 99.1(a)(3)


[LORAL LOGO]


                                   FAST FACTS

                       LORAL STOCK OPTION EXCHANGE PROGRAM

WHAT WE ARE DOING:

Loral is offering employees the opportunity to exchange certain existing option grants for new options with a new exercise price. This means that instead of continuing to hold stock options with exercise prices that are "under water" based on current market prices, employees can decide to exchange them -- or, in legal terms, "tender them in an exchange offer" -- and receive new options that may have a greater potential to increase in value than would be the case with their existing stock option grants.

There are some rules Loral must follow in order to offer this program and to remain in compliance with certain regulations of the Securities and Exchange Commission (SEC) and other established tax, finance and accounting policies. Likewise, there are some rules and conditions you will need to follow if you choose to participate in this voluntary program. Please read the following information and the enclosed offer materials carefully.

PROGRAM MATERIALS:

We intend to keep this exchange program as simple as possible. In this document we list the program's key elements. Further details are included in the enclosed "Offer to Exchange" which has been filed with the SEC. We are required by law to provide you with these materials. Please take time to refer to the questions and answers that are detailed in the Offer to Exchange (see the section titled "Summary Term Sheet") and to become familiar with the rules outlined below. You may also want to discuss the program with your financial advisor.

BASIC RULES:

         1. This limited-time offer is purely voluntary, and only you can make the decision whether to take part. You do not have to participate.

         2. If you decide to participate and you wish to tender eligible options for exchange, you have until March 6, 2003 to notify Loral by completing and returning (by fax or mail) the Letter of Transmittal enclosed with this packet of information.

         3. If you decide not to participate, you do not have to complete any forms or otherwise notify us.


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WHO IS ELIGIBLE AND WHICH OPTIONS CAN I EXCHANGE?

This offer is open to current employees of Loral and its subsidiaries, and current employees of XTAR, L.L.C., GlobalTel J.S.C. and Globalstar do Brasil, S.A. and excludes the company's chairman of the board and its outside board members. Eligible participants hold unexercised stock options under the following company stock option plans (the "plans"):

         -        the Loral Space & Communications Ltd. 2000 Stock Option Plan

         -        the Loral Space & Communications Ltd. 1996 Stock Option Plan

Schedule A (attached to your memo), lists all of your stock option grants. Stock options under the plans listed above (identified on Schedule A as either "096" or "2000") that have an exercise price of $2.00 or more are eligible to be tendered under the exchange and reissue program.

The options that you exchange can be vested, unvested or partially vested.

You may elect to exchange some, none or all of your eligible options in the exchange offer. However, if you elect to tender any of your eligible options granted on a specific date, you must tender all of your eligible options granted on that date.

WHEN CAN I EXPECT TO RECEIVE NEW STOCK OPTION GRANTS?

In order to avoid undesirable accounting consequences under applicable accounting rules, Loral must wait at least six months and one day after the close of the exchange period before granting new options to employees who have elected to participate in this exchange program. If the exchange date is March 7, 2003, the next business day following the expiration of the offer, then new stock options will be issued on September 8, 2003.

WHAT HAPPENS IF MY EMPLOYMENT WITH LORAL IS TERMINATED OR IF THERE IS A CHANGE IN CONTROL AT LORAL?

If your employment with Loral, any of its subsidiaries, XTAR, L.L.C., GlobalTel J.S.C. or Globalstar do Brasil, S.A. is terminated for any reason (whether by you or by us) or if you die prior to the new option grant date, you will not receive any new options; the options that you tendered will have been cancelled and will not be returned to you.

Similarly, if Loral were to undergo a corporate transaction in which its shares are acquired by another person or entity prior to the new option grant date, you will not receive any new options; the options you tendered in the exchange will have been cancelled and will not be returned to you.

HOW MANY SHARES WILL I RECEIVE UNDER THE REISSUED GRANTS? AND WHAT ABOUT
VESTING?

The exchange ratio of new options to existing options is as follows, as adjusted for any stock splits, reverse stock splits, stock dividends and similar events, and rounded down to the nearest whole share.


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
              EXERCISE PRICE OF                    EXCHANGE RATIO OF NEW OPTIONS
              -----------------                    -----------------------------
          EXISTING OPTIONS TENDERED                     FOR EXISTING OPTIONS
          -------------------------                     --------------------
$2.00 or more but less than or equal to $7.00           70% Exchange Ratio:

                                                Seven new options granted for every
                                                  ten existing options tendered.

                $7.01 or more                           25% Exchange Ratio:

                                               One new option granted for every four
                                                     existing options tendered.

This means that if you tender options to purchase 1,000 shares of common stock with an exercise price of, for example, $5.00, we will grant you new options to purchase 700 shares of common stock.

If you tender options to purchase 1,000 shares of common stock at an exercise price of $10.00, we will grant you new options to purchase 250 shares of common stock. Fractional shares will be rounded down to the nearest whole share.

The new options will vest and become exercisable in three equal annual installments at the rate of one-third of the shares underlying the new options on each of the first, second and third anniversaries of the date of the grant.

WHAT WILL THE EXERCISE PRICE BE FOR THE REISSUED GRANT(S)?

The exercise price of the new options will be equal to the average of the high and low prices of our common stock on the New York Stock Exchange (or such other exchange on which our common stock is then listed) on the first business day that is at least six months and one day after we close the exchange offer. If our common stock is not then quoted on the New York Stock Exchange or any other exchange, then the exercise price will be the fair market value of our common stock as determined by our Compensation Committee.

This means that when you are deciding whether to participate in the exchange program, you will not know the exercise price of your new options because pricing will take place at a future date.

EXAMPLES:

The following examples should help you understand the potential impact of pricing.

Victoria, a Loral employee, holds two option grants that are eligible under the program:

         A. 1,500 shares, at an exercise price of $10.00
         B. 3,000 shares, at an exercise price of $3.00

Victoria decides to participate in the program and submits a Letter of Transmittal to exchange all of her eligible existing options for new options to be granted on the first business day after the required six-month waiting period. On the new grant date, she will


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receive new stock options for 2,475 shares of common stock. Let's assume that, on the day of the grant, the average of the high and low price of Loral stock on the NYSE is $2.50. This becomes the exercise price for all of the new options she receives. Remember, this is a hypothetical value for purposes of example only.

As a result, a schedule of Victoria's new stock option grants resulting from the exchange and reissue program would look like this:

          A. 375 shares (25% x 1,500), at an exercise price of $2.50
          B. 2,100 shares (70% x 3,000), at an exercise price of $2.50

Although she receives fewer shares in total under the exchange program, Victoria's new options granted in exchange for her existing options have an exercise price that is lower than what they replaced, and therefore may have more potential income value than those that she exchanged.

REMINDER: It is impossible to predict what the price of Loral's common stock will be on the date of the new award. If the new options have an exercise price that exceeds the exercise price of the previous options, they may have less potential income value.

Regardless of the vesting schedule for Victoria's previous options, all of the new options will vest in three equal annual installments at the rate of one-third of the shares underlying the new options on each of the first, second and third anniversaries of the date of the grant.

It is important to consider that the new exercise price to be determined after the six month waiting period will be unknown at the time you decide whether or not to exchange your options.

WHAT HAPPENS IF THERE IS A CHANGE IN THE COMPANY'S CAPITALIZATION?

If there is a stock split, reverse stock split, stock dividend or similar event during the waiting period the option grants will be adjusted appropriately.

WHAT IF I DECIDE NOT TO PARTICIPATE IN THE EXCHANGE PROGRAM?

If you choose not to participate, there is nothing you need to do. None of the grants you currently hold will be exchanged, and you will keep whatever options you currently have at their respective exercise prices and vesting schedule.

HOW TO PARTICIPATE:

         1. Review all of the materials in this packet. A list of helpful questions and answers is included in the section of the Offer to Exchange captioned "Summary Term Sheet." If you have any questions about the program or the materials you may call Jeanette Clonan or John McCarthy at 212/338-5670 Monday through Friday from 9:00 a.m. to 5:00 p.m. (New York City time) during the offer period which ends at 11:59 p.m., New York City time on March 6, 2003.


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         2.       You may also want to discuss the offer with your financial planner or accountant.

         3. If you do wish to participate in the offer, sign and return the LETTER OF TRANSMITTAL (the blue form) indicating which option grants (all or some) you wish to exchange. Return the Letter of Transmittal:

                  By faxing it to Patricia Rodenburg at 212/338-5690. Follow up with an original copy, clearly marked "previously submitted by fax" using the U.S. Mail or

                  By mailing it to Patricia Rodenburg at Loral Space & Communications Ltd., c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, NY 10016. Allow sufficient time for the form to arrive in New York on or before 11:59 p.m., New York City time on March 6, 2003. You may want to consider using certified mail and requesting a return receipt.

         4. Make copies of the Letter of Transmittal, and keep them for your records.

         5. You will receive a letter by U.S. Mail confirming our acceptance of your exchange of stock option grants after the close of the offering period.

         6. Shortly after the exchange offer closes, current employees who participated in the program will be notified of their newly granted stock options.

IF YOU CHANGE YOUR MIND:

Should you change your mind after submitting a signed Letter of Transmittal, you will have to revoke your instructions to tender by notifying Patricia Rodenburg by letter or fax before the end of the exchange period. A NOTICE OF CHANGE OF ELECTION (the green form) is included in the materials with this letter.


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